UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) July 17, 2008

First Midwest Bancorp, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**0-10967**	**36-3161078**
(State or other jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

One Pierce Place, Suite 1500, Itasca, Illinois	**60143**
(Address of principal executive offices)	(Zip Code)

(630) 875-7450
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure.

On July16, 2008, John M. O'Meara, Chairman and Chief Executive Officer of First Midwest Bancorp, Inc. ("First Midwest" or the "Company") announced his intention to purchase shares of First Midwest common stock on the open market. Details of Mr. O'Meara's purchase of First Midwest stock will be reported on a Form 4 "Statement of Changes in Beneficial Ownership" as required by SEC rules and regulations once completed.

The Company includes all SEC filings reflecting transactions in First Midwest common stock by the Company's Section 16 reporting persons on its website at www.firstmidwest.com/aboutinvestor_SEC.asp.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


First Midwest Bancorp, Inc.

(Registrant)


Date: July 17, 2008


/s/ Cynthia A. Lance

Cynthia A. Lance
Executive Vice President and
Corporate Secretary
